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06006121

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UNITED STATES
…ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

San Jacinto Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5949 Sherry Lane, Suite 960
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 203

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kenneth Etheredge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of San Jacinto Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REBECCA L. MORENO NOTARY PUBLIC STATE OF TEXAS EXPIRES 11-12-2007

Kenneth Etheredge
Signature

President
Title

Rebecca L. Moreno
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SAN JACINTO SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

SAN JACINTO SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
San Jacinto Securities, Inc.

We have audited the accompanying statement of financial condition of San Jacinto Securities, Inc., as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Jacinto Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 15, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SAN JACINTO SECURITIES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 171,718
Receivable from brokers-dealers and clearing organizations	157,664
Note receivable, related party	60,204
Securities owned, at market value	133,227
Property and equipment, net of accumulated depreciation of $81,400	2,478
Employee advances	29,620
Other assets	2,673
	$ 557,584

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 12,517
Commissions payable	72,321
State income tax payable	2,400
	87,238
Stockholder's equity	
Common stock, 30,000 shares authorized with $.10 par value, 21,560 shares issued and outstanding	2,156
Additional paid in capital	47,844
Retained earnings	611,694
Note receivable from owner	(191,348)
Total stockholder's equity	470,346
	$ 557,584

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions	$1,917,373
Consulting	356,930
Interest income	79,921
Other income	14,739
Loss on securities	(3,329)
	2,365,634
Expenses	
Commissions and clearance paid to all other brokers	1,803,104
Communications	11,083
Occupancy and equipment costs	68,228
Promotional costs	4,199
Regulatory fees and expenses	91,694
Other expenses	293,024
	2,271,332
Income before income taxes	94,302
Provision for state income taxes	2,400
Net income	$ 91,902

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Note Receivable From Owner	Total
Balance at December 31, 2004	21,560	$ 2,156	$ 47,844	$ 519,792	$ (232,124)	$ 337,668
Net, decrease in note receivable					40,776	40,776
Net income				91,902		91,902
Balance at December 31, 2005	21,560	$ 2,156	$ 47,844	$ 611,694	$ (191,348)	$ 470,346

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance, at December 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

SAN JACINTO SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 91,902
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Depreciation	5,786
Unrealized loss	3,329
Change in current assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(52,495)
Increase in employee advances	(29,620)
Decrease in other assets	15,597
Decrease in accounts payable and accrued expenses	(40,064)
Increase in commissions payable	72,321
Increase in state income tax payable	2,400
Net cash provided (used) by operating activities	69,156
Cash flows from investing activities	
Loan to related party	(60,204)
Purchase of securities owned, at market value	(5,835)
Net proceeds from loan to owner	40,776
Net cash provided (used) by investing activities	(25,263)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	43,893
Cash and cash equivalents at beginning of year	127,825
Cash and cash equivalents at end of year	$ 171,718

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

San Jacinto Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all the Company's business is conducted with customers throughout the United States of America.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Property and equipment with estimated useful lives of greater than one year are capitalized and depreciated over three-years using the straight line method.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 the Company had net capital of approximately $365,321 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Company's general partner. Periodic distributions approved by the Company's general partner are made to enable partners to pay federal income taxes on company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporation level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 5 - Related Party Transactions

The Company earned $250,000 in consulting fees from a related party.

As of December 31, 2005, the Company had a note receivable with the majority owner amounting to $191,348. Interest on this note is 4% per annum and the unpaid principle and accrued interest is due on January 2, 2007.

Note 6 - Operating Leases

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms.

Note 6 - Operating Leases, continued

Year Ended December 31,	
2006	$ 71,041
2007	73,812
2008	6,172
	$ 151,025

Rental expense for the year ended December 31, 2005 was $45,636 and is reflected in occupancy and equipment costs.

Note 7 - Employee Benefit Plan

Effective June 30, 1992, the Company adopted a Simplified Employee Pension Plan covering substantially all employees. During 2005, the Company contributed $-0- to the plan.

Note 8 - Retained Earnings

The Company' retained earnings are segregated into two classifications. One classification discloses the balance of retained earnings up to the effective date of the "S" Corporation election, reduced by subsequent distributions. The second classification, Accumulated Adjustment Account, represents the undistributed previously taxed income of the shareholders.

The balance of retained earnings at December 31, 2005 consists of the following:	
Retained earnings (prior to January 1, 1990)	$ 7,450
Accumulated adjustment account	604,244
Total	$ 611,694

Note 9 - Property and Equipment

The classes of property and equipment and the related accumulated depreciation are as follows:

Note 9 - Property and Equipment, continued

	Cost	Accumulated Depreciation	Net
Computer equipment	$ 83,878	$ 81,400	$ 2,478

Depreciation expense for the year ended December 31, 2005 was $5,786 and is shown in occupancy and equipment cost.

Note 10 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 11 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 12 - Change in Accounting Method

During 2005, the Company changed its method of accounting for loans to its owner. Prior to January 1, 2005, the Company reflected loans to its owner as an asset rather than as a contra-equity account. Management feels the new presentation more accurately reflects the statement of financial position of the Company. The effect of this change was to decrease stockholders' equity by $232,124 as of December 31, 2004.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2005

Schedule I

SAN JACINTO SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 470,346
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		470,346
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 2,673	
Note receivable, related party	60,204	
Property and equipment	2,478	
Employee advances	29,620	(94,975)
Net capital before haircuts on securities positions		375,371
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Securities	(8,724)	
Undue concentration	(1,326)	(10,050)
Net capital		$ 365,321

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 12,517
Commissions payable	72,321
State income taxes payable	2,400
Total aggregate indebtedness	$ 87,238

Schedule I (continued)

SAN JACINTO SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,819
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 265,321
Excess net capital at 1000%	$ 356,597
Ratio: Aggregate indebtedness to net capital	.24 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation of net capital is:

Net capital per Company's unaudited FOCUS filing	$ 367,721
Differences:	
Increase in state income taxes payable	(2,400)
Net capital per audit	$ 365,321

Schedule II

SAN JACINTO SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
San Jacinto Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of San Jacinto Securities, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 15, 2006